

Mail Stop 3561

June 19, 2009

Mr. Russell J. Fichera
Chief Financial Officer
Allion Healthcare, Inc.
1660 Walt Whitman Road, Suite 105
Melville, New York 11747

> **Re: Allion Healthcare, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 29, 2009**
> **File No. 000-17821**

Dear Mr. Fichera:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 55

Note 21. Quarterly Financial Information, page 84

1.   We note your response to comment 8 in our letter dated May 5, 2009 on the calculation of basic and diluted weighted average shares for the second quarter of fiscal 2008. We calculated the average basic and diluted weighted average shares for the four quarters of 2008 to be 21,804 and 23,761, respectively, which differs significantly from the amount reported for the fiscal year 2008. Please tell us how you arrived at your *fiscal year 2008* total basic and diluted weighted average shares of 19,807 and 22,275, respectively, and provide us with your supporting calculations to help us understand the reconciling differences.

Exhibits

1. We note your response to comment 10 from our letter dated May 5, 2009. Please refile the acquisition agreement with Biomed with all attachments with your next periodic report. Alternatively, refile the agreement with a list briefly identifying the contents of all omitted attachments and an agreement to supplementally furnish a copy of the omitted attachments to the Commission upon request. We redirect your attention to Regulation S-K Item 601(b)(2).

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 with any other questions.

Sincerely,

John Reynolds
Assistant Director